

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 3, 2024

Jay Madhu
Chief Executive Officer
Oxbridge Re Holdings Limited
Suite 201
42 Edward Street
P.O. Box 469
Grand Cayman, KY1-9006
Cayman Islands

      Re: Oxbridge Re Holdings Limited
          Definitive Proxy Statement on Schedule 14A
          Filed May 1, 2023
          File No. 001-36346

Dear Jay Madhu:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed May 1, 2023

Pay versus Performance, page 22

1.   Please ensure that you show each of the numerical amounts deducted and added pursuant to Regulation S-K Item 402(v)(2)(iii) in determining the compensation actually paid for your non-PEO named executive officer. See Regulation S-K Item 402(v)(3).

2.   Refer to the reconciliation table in footnote 2 to your pay versus performance table. It is unclear what amounts are reflected in the row titled "Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

3.   We note that the graph titled "CAP vs. Net Income" indicates that compensation actually paid is depicted in thousands, whereas the same amounts presented in the other graphs do

not have an "In Thousands" notation. Please ensure that your compensation actually paid amounts are consistent throughout your disclosure.

 Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program